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# World Health Care Needs Changes; We are on the Forefront


Hospital information system platform
Helping Improve healthcare delivery and saving lives
www.harmonimd.com
HarmoniMD®

LEAD INVESTOR



**Zachary Freeman**

Invested $1,000 this round & $150,000 previously

Learn about Lead Investors

Read full testimonial below

harmonimd.com/en Sebastopol CA

Technology | Software | Health and Fitness | Saas | Social Impact

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

## Highlights

1. Saving lives by improving healthcare delivery globally. 3% of raise to be donated to Hospital Infantil in Mexico City
2. Potential revenue in the developing world hospital information systems market $600M annually (not guaranteed)
3. Bringing affordable, adaptive healthcare tech solutions to untapped, high-demand developing markets
4. Making waves in the industry — featured in Business Wire, Healthcare IT News, and Black Book Research
5. Voted #1 electronic health records platform in LATAM for two years in a row
6. Experienced team previously revolutionized construction management with platform innovations, sold company to Intuit
7. Installed and successfully operating in prestigious hospitals and medical centers in 5 Latin American countries
8. Tens of thousands of patients have already benefited from HarmoniMD

## Our Team



**Dan Smith** CEO & Founder

Founder & Chairman of MedWave Software Solutions, Inc with 37 years in the software industry. Dan sold Master Builder, a leading construction management system, to Intuit in 2001. He is the major investor and active in all aspects of operations.

The founders were involved with local hospital and telemedicine initiatives for many years. EMR became an important component to achieve their goals. In addition, the founders have a deep passion for service to the underserved and a deep passion for the health and well-being of the world's population.



**Nick Smith** CTO

Nick is the inspiration behind HarmoniMD and served as the lead developer in its earliest stages. Nick manages all development, hosting, database integration, and connectivity to other platforms.



**Debbie Espinosa** COO

Debbie served as the Chief Operating Officer for The Master Builder and is responsible for accounting, compliance, investor relations and operations. Debbie has managed a Direct Public Offering and the sale of The Master Builder to Intuit, Inc.



**Dr. Carlos Canales** CEO LATAM

A former Medical Director at a hospital in Mexico where he implemented various tech solutions, Carlos intimately understands the needs of the LATAM healthcare market. He leads our efforts in marketing, sales and implementations throughout LATAM.



**Monserrat Aguilar, M.D., M.H.M.** COO LATAM

Monserrat is an MD with a Master's in Health Management and Digital Health. She has led development teams, managed implementations and created tools that allow hospitals to work more efficiently & minimize waste.



**Glenn Minervini-Zick** CFO

Glenn is a CPA with a Master's degree in Healthcare Services Administration. He began his career with Deloitte, served as the CFO for the Master Builder, and has served as CFO for a large medical group during a period of extensive M&A activities.

## Why MedWave Software Solutions?


BEST OF CLASS
Voted Best Software in
Latin America Two Years in a Row

## Forging a **Better Future** for World Healthcare Delivery

HarmoniMD™ is the game-changing, proprietary SaaS platform that's saving countless lives via improved healthcare delivery. Our system is mobile, in the cloud, easy to use, multilingual, and affordable for the many global hospitals in desperate need of electronic solutions.


Hospital Management System
Electronic Health Records
Order Transmission and Capture
Electronic Clinical Documents
Medical Billing System
Reporting and Analytics

## Solving a **Clear** Market Need...

Most clinical documentation is still on paper, and current software solutions from the US and Europe are too expensive to buy, install, and maintain for world hospitals. MedWave Software Solutions, Inc is solving this problem with HarmoniMD™—affordable software systems that improve quality of care, cut costs, and support the critical work of physicians & clinical workers.


90% of hospitals can't afford current informatics systems & still use manual processes
Hospitals need to improve their charge capture to prevent millions of dollars in losses each year.
Manual processes can lead to as many as 3 out of every 10 tests being reordered.

## While Making an Impact **Around the World**

HarmoniMD™ meets the world hospital demand for low cost, easy to implement Hospital Information Systems (HIS). In fact, our proprietary SaaS is so efficient that it pays for itself within the first year of use—while improving quality of care for patients.


The HarmoniMD™ Advantage
Transformational Digital Health Platform
Developed by Physicians and Nurses
Follows physician and nurse workflows and hospital best practices.
Ease of Use
Follows designed workflows & best practices & integrates with other hospital departments and ancillary services.
Customized for Each Hospital
Developed programming templates and Electronic Clinical Documents that replicate hospital paper forms.
Perfect for International Markets
System operates on low bandwidth and older versions of hardware. Eliminates redundant data entry.

## And the Proof is in Our **Traction**

After 7 years of software development and two years of beta testing at two significant hospitals in Mexico City, we quickly developed a pipeline of multi-year contracts totaling $7.5M. The proceeds from this raise will fuel our expansion.

Our platform is being used in leading hospitals in Latin America. Prestigious hospitals in Mexico, including the largest cancer center in the country, seeing over 1,000 patients a day. We are driving further expansion through our partnerships with vendors and other resellers in additional markets.


Projections for Revenue Growth
$35M
$30M
$25M
$20M
$10M
$5M
$-
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
REVENUE

*Forward-looking projections cannot be guaranteed.*


Our Traction
23
multi-year contracts in current negotiations
$7.5M
annual sales agreements
$600K+
in signed contracts


Hospital Deals in Process
Chrispod Hospital
Hospital Medica Bethesda
Hospital Universitario Esperanza
Grupo Hospitales La Paz
Oasis of Hope Hospital
APS Vina del Mar
Hospital Puerta de Hierro
Hospital Systems Vina del Mar
Carlos Duran (Tamaulipas)
Hospital H+ (Queretaro)
Hospital Cobanaconde (Arequipa)
Hospital Miguel Angel Mariscal Llerena
Hospital Shriners para Ninos A.C.
APS SSMC
ARQSECO
Clinica Cabo
Clinica Virgen del Rosario SRL
Coquimbo HIS
Hospital Ovalle
Hospital Reina Madre
Hospital Trochez Montalvan
Hospital Llembula
Laboratorio JLN
Ministerio de Salud de Panama
Servicio de Salud Valparaiso
SISOL (Peru)
Star Medica
*Forward-looking projections cannot be guaranteed


900 Hospitals and Medical Centers targeted.
Closing 30 deals in next 12 months.
Meets annual revenue goal of $3M.
Did you know? HarmoniMD offers one of the few fully integrated HIS and ERP platforms in Latin America along with the most affordable pricing.
Forward-looking projections cannot be guaranteed


The #1 Electronic Health Records System in Latin America

We're award-winning! According to Black Book research, which ranks the best

electronic health records worldwide, HarmoniMD® is the number one electronic health records system in Latin America for 2019 and 2020.


LATIN AMERICA
BEST EHR
2019
ELECTRONIC HEALTH RECORD
#1 IN LATAM
(Black Book Market Research, 2019)
HarmoniMD is the number one electronic health record in Latin America for two years in a row.


5,400 Hospitals in Target Market

We've established a clear target market encompassing governmental, non-profit, and private hospitals across Latin America, India, Africa, and the Philippines. These markets are currently underserved and in dire need of affordable Hospital Information Systems.


Market Size
Governmental, Non-profit and Private Hospitals

| | |
|---|---|
| Mexico | 675 |
| Latin America | 2,700 |
| India | 675 |
| Africa | 1,050 |
| Philippines | 300 |
| Target Market | 5,400 Hospitals |

We have been contacted by hospital representatives in these markets and we are in various stages of discussion. After initial demos of HarmoniMD, we have had an 'over the top' response from Hospital administrators and physicians.


As Featured in Business Wire

Our implementations have been making headlines already. We've been featured in Business Wire, Healthcare IT News, the Sonoma West Times, and more


In a market of multimillion-dollar hospital software systems, HarmoniMD is a disruptive technology that reinvents the hospital medical record as an affordable, easy-to-use and easy-to-implement solution delivered on mobile devices and sold as Software as a Service (SaaS)."
businesswire
A BERKSHIRE HATHAWAY COMPANY


Clear Recurring Revenue Model

Our revenue model is simple: For every system installed, we receive a subscription fee. By 2022, we hope that recurring subscriptions will represent 65% of our revenue (not guaranteed).


Subscription Revenue Growth
$25M
$20M
$15M
$10M
$5M
$-
2021
2022
2023
NEW CONTRACTS
EARNED REVENUE

*Forward-looking projections cannot be guaranteed.*

Our Software as a Service contracts offer the possibility of minimizing revenue risk while maximizing revenue predictability


Monthly subscription fees
Long-term contracts
Costs associated with contracts occur in year one with very low contract costs in subsequent years
Revenue is predictable over the life of the contract


Revenue likely to continue in the future

## Unparalleled **Competitive Advantage** in Developing Markets

Our competitors are well established in high-income countries but are not priced affordably for our target market. We further differentiate ourselves with the ease of our platform —hospital-wide implementation of HarmoniMD™ takes months, not years.

### The Competitive Landscape

HarmoniMD stands alone in functionality, ease of use and pricing

## Our Platform is **Extendable** for Future Development

In addition to HarmoniMD, our flagship software, we have recently introduced HarmoniMD Go, a turnkey version for small private hospitals. Next, we plan to continue extending and evolving our platform across multiple avenues of opportunity to further improve healthcare systems everywhere and save more lives.


Proprietary Electronic Clinical Document technology takes the place of paper forms
Application Programming Interface (API) supports the development of mobile and web applications
Proprietary fourth generation programming language (4GL) allows rapid deployment of new and regionalized modules
Connectivity to Radiology, Lab, Pharmacy, and Billing Systems builds on systems already in place and leverages best of breed applications

## We're Accelerating **Fast** Toward Our Goals

We've created a seamless engine for fast growth, fueled by our affordable SaaS subscriptions and timely implementation process. Here's a look at our timeline to date:



Company Timeline
Affordable SaaS monthly subscriptions and a timely implementation process provide the engine for fast growth
Product Launched
7 years of development 2 years of field testing
Recruit Value Added Resellers
Chile, Mexico, Guatemala, and Peru
Establish Reference Hospitals
Centro de Salud Barbara Guatemala, FUCAM & Hospital Infantil Mexico
Build International Operations Team
CEO LATAM, 4 Physicians, Implementation and ERP Specialists, Quality Assurance, Training
Long Term SaaS Contracts
Pipeline has grown in one year to $7.5M (representing 3 YR contracts)
Completed
Ongoing
Implementing
Ongoing
In process

This slide contains forward-looking projections that cannot be guaranteed.



Your Investment Gives Back to the World Health

One of our core commitments here at MedWave Software Solutions, Inc is to do our part for world health. With this mission at the forefront, we are donating 3% of our raise to bring improved technology to Hospital Infantil in Mexico City via new hospital tablets. Hospital Infantil is the first hospital in Mexico built to address children's healthcare and has been a game-changing force in improving Latin American Pediatrics.



3%
of our total raise will be donated in the form of tablet technology to Hospital Infantil in Mexico City



IMPACT INVESTING —
Make a Difference Now

By investing now, you can make an impact on the countless lives affected everyday by poor healthcare delivery, and help underserved hospitals better care for their patients. But as well as making a meaningful investment, you'll be making a smart investment. We have huge potential for growth, partnerships already established to fuel that growth, and a clear target market hungry for our solution. Lock-in your investment at our current valuation, ahead of our significant expansion.

significant expansion.

Concurrent with this Regulation CF investment offering, we are conducting an offering of the same security for accredited investors only (pursuant to Rule 506(c)) in order to further catalyze our growth potential in this round of investment--**see details on SVX.us.com.**



Impact World Health
Timely opportunity, minimal competition, proven product, ready to scale
Huge potential for Growth
Opportunity to make an impact
Large potential for return on investment
Huge market of private and public hospitals
Healthcare is a strong sector of every economy
HarmoniMD



Invest in
HarmoniMD™
by MedWave
& make an impact on the millions
affected by poor healthcare delivery



CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO

LEAD INVESTOR



**Zachary Freeman**

My assessment criteria for an investment opportunity are based on the quality/trustworthiness of the team and the demand for the service or product. I most often find the quality of the team to be most important and MedWave impresses me in both areas. Medwave founder and CEO, Dan Smith, has a track record of successfully developing and marketing software companies. In 2001, Intuit purchased his MasterBuilder construction program at an enormous profit to his investors. What stood out most to me was the way Dan dealt with a dispute with Intuit in final details of the purchase. Dan solved the dispute by absorbing the financial discrepancy at a cost to him which allowed his investors to be unaffected. There will never be full transparency or control as an investor but having someone ethical and with the investors' interest at heart is key to success. My interactions with the rest of the team have been extremely positive. Combining that with the high demand for the service MedWave provides, and the existing sales to multiple hospitals, I am extremely enthusiastic to be an investor in MedWave.

**Invested $1,000 this round & $150,000 previously**

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